Q4 & FY 2012 EARNINGS CONFERENCE CALL 27 February 2013 Exhibit 99.2

DISCLAIMER
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words
“aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,”
“shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-
looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
• inability to utilise the capacity of newly planned data centers and data center expansions;
• significant competition;
• cost and supply of electrical power;
• data center industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The
Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”,
“Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer 3

TWO YEARS AS A PUBLIC COMPANY
Positioned to Continue to Drive Customer and Stakeholder Value

Revenue up 33%,  recurring
ARPU up 7%
Adjusted EBITDA up 45%,
Adjusted EBITDA margins up 350
bps
Net Profit up 115%
Disciplined execution focused on
return on investment
Financial Execution
12 builds in 9 of our 11 Markets
Equipped Space up 21% Revenue
Generating Space up 29%
Utilization up 4% points to 76%
Customer power up 52%
New Logos in target segments up
36%
Operational Execution

FY 2012 HIGHLIGHTS
Investments in 2012 Position Interxion for Continued Growth

Revenue increased 13% Y/Y
Adj EBITDA increased 18% Y/Y
Adj EBITDA margin 41.5%, up 150
bp Y/Y
Net profit increased 24% Y/Y
(1)
CapEx of €178.3 million
(2)
Key Financial Highlights
4 new data centres & 3
expansions
Equipped space increased by 18%
Revenue Generating Space
increased  by 19%
Utilisation increased to 76%
Customer available power
increased by 36%
Key Operational Highlights
(1)
Net profit was impacted by certain one time items.  See Appendix for Net profit reconciliation.
(2)
Capital Expenditures, including Intangible Assets.

Q4 FINANCIAL HIGHLIGHTS
Q4 Revenue €72.9 Million
• Up 13% Y/Y and 3% Q/Q
Q4 Recurring Revenue €69.0 Million
• Up 16% Y/Y and 6% Q/Q
• 95% of Total
Q4 Adjusted EBITDA of €31.2 Million
• Up 15% Y/Y and 9% Q/Q
Q4 Adjusted EBITDA margin 42.8%
• Up 70 bp Y/Y and 200 bp Q/Q
Revenue
(€ millions)
Adjusted EBITDA & Margin
(€ millions)
€64.4m
€68.0m
€59.7m
€62.9m
€65.8m
€62.3m
€72.9m
€65.1m
€70.4m
€69.0m

42.1% 41.5%
40.8%
40.8% 42.8%
4Q11 1Q12 2Q12 3Q12 4Q12
Recurring Revenue
€ 27.1 € 27.3
€ 27.8
€ 28.7
€ 31.2
4Q11 1Q12 2Q12 3Q12 4Q12
Continued Strong Execution; Organic Revenue & Adjusted EBITDA Growth with Expanding Margins
Non-Recurring Revenue

Q4 OPERATIONAL HIGHLIGHTS
Equipped Space of 74,000 sqm
• 4,400 sqm added in quarter
• AMS 5.4, AMS 6, MAD 2, ZUR 1.3
Revenue Generating Space of 56,200 sqm
• 5,000 sqm installed in quarter
Utilisation increased to 76%
Equipped & Revenue Generating Space
(1000’s sqm)
Utilisation

75% 73%
74%
74%
76%
Significant Increases in Revenue Generating Space Drives Higher Utilisation
47.1
47.5
48.6
51.2
56.2
4Q11 1Q12 2Q12 3Q12 4Q12
Revenue Generating Space
Available Equipped Space
62.8
64.8
65.3
74.0
69.6

EXPANDING FACILITIES TO SUPPORT CUSTOMER NEEDS
Added capacity in
Amsterdam,  Madrid &
Zurich during 4Q12
1Q13 Scheduled
Openings:
• FRA 6.3:  600 sqm
• LON 2:    400 sqm
• MAD 2:    600 sqm
• PAR 7:    2,500 sqm
Customer Available
Power:
• 79 MW at end of 2012;
• Potential of 107 MW from
current data centres and
announced projects
Includes 2012 – 2013 projects which add 500 or more square metres
Market Project
Project
CapEx
(€ millions)
Project
Equipped
Space
Opened
Equipped
Space
¹
Target
Opening
FRA 7: New Build 21 1,500 1,500 1Q 2012
STO 1: Phase 4 Expansion 5 500 500 1Q 2012
PAR 7: Phase 1 New Build 70 4,500 2,000 2Q 2012
AMS 6: New Build 60 4,400 4,400 3Q 2012
LON 2: New Build 38 1,500 1,100 3Q 2012
AMS 5:  Phase 4 Expansion 12 1,000 1,000 4Q 2012
MAD 2:  Phase 1 of New Build 10 800 200 4Q 2012
ZUR 1: Phase 3 Expansion 4 600 600 4Q 2012
FRA 6: Phase 3 Expansion 5 600 0 1Q 2013
STO 2: Phase 1 of New Build 11 500 0 2Q 2013
Note:  CapEx and Equipped Space are approximate and may change.
CapEx reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
Table excludes CPH 1 – Expansion 300 sqm scheduled to open in 2Q 2013
(1)  As  of 27 February 2013 8
Frankfurt
Stockholm
Paris
Amsterdam
London
Amsterdam
Madrid
Zurich
Frankfurt
Stockholm

- iStreamPlanet
- INTERNAP
- overon
- RTL INTERACTIVE

- Correos
- BECHTEL
- ferrovial

- SUNGARD
- THOMSON REUTERS
- NYSE EURONEXT
- NASDAQ OMX
- Bloomberg

- EUCALYPTUS
- flexiant
- hp invent
- terremark
- CSC
- CloudSigma

- BT
- AT&T
- 中国电信 CHINA TELECOM
- TATA COMMUNICATIONS
- interoute

interxion

BUILDING COMMUNITIES OF INTEREST
DELIVERS SIGNIFICANT BENEFITS
Dec. 2012
Interxion’s Core Target Segments
Digital Media &
Distribution
Enterprises
Financial
Services
Managed Services
Providers
Network Providers
10% 9% 12% 22% 34%
% of Total Monthly Recurring Revenue
Strong Growth in Managed Service Providers Providing Cloud Infrastructure
11% 10%
12% 17%
36% Dec. 2011 (1)
(1)  Prior periods reflect updated classifications 9

FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer 10

Q4 2012 RESULTS
Revenue generating space
installations drives
increase in recurring
revenue
Underlying recurring
rev/sqm increased 3% Y/Y
200 bps sequential
improvement in Adjusted
EBITDA margins
Net profit impacted by one
time items
(2)
€ millions
(except per share
amounts)
Q4
2011
Q3
2012
Q4
2012
Q4 2012
vs. Q4
2011
Q4 2012
vs. Q3
2012
Recurring revenue €59.7 €65.1 €69.0 16% 6%
Non-recurring revenue
4.7 5.3
3.9
(17%) (27%)
Revenue 64.4 70.4 72.9 13% 3%
Gross profit 38.9 41.0 43.9 13% 7%
Gross margin %
60.4% 58.3%
60.3%
-10bps +200bps
Adjusted EBITDA
(1)
27.1 28.7 31.2 15% 9%
Adjusted EBITDA
Margin %
42.1% 40.8%
42.8%
+70bps +200 bps
Operating profit
17.5 16.6
14.8
(16%) (11%)
Profit before tax 12.6 12.8 9.1 (28%) (29%)
Income tax (expense) (1.9) (4.3) (3.5) 79% (19%)
Net profit
10.6 8.6
5.6
(47%) (34%)
EPS (diluted) €0.16 €0.12 €0.08 (49%) (34%)
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
(2) Net profit was impacted by certain one time items. See Appendix for detail

REPORTING SEGMENT ANALYSIS
54.4%
France, Germany, Netherlands, and UK Rest of Europe
Revenue
Adj.
EBITDA
53.5% 51.5% 51.2%
53.6%
53.5% 52.6% 52.5% 51.8%
EBITDA
Margin
52.2%
Note: Analysis excludes “Corporate & Other” segment.
Revenue growth of 11% Y/Y and 3% Q/Q
Macro factors continue to impact revenue growth
Continued strong Adjusted EBITDA margins
Strength in Sweden
Revenue growth of 14% Y/Y and 4% Q/Q
Recurring revenue growth of 18% Y/Y and 8% Q/Q
Adjusted EBTIDA margins up 240 bps Q/Q
Strength in Netherlands

Strong Cloud Adoption in Big 4 Driving Strong Revenue Growth
(€ millions) (€ millions)
€39.6
€40.3
€42.4
€43.8
€45.3
€21.6
€21.6
€21.8
€22.4
€24.3
4Q11 1Q12 2Q12 3Q12 4Q12
€24.8
€25.5
€25.7
€26.6
€27.5
€13.3
€13.4
€13.5
€13.8
€14.4
4Q11 1Q12 2Q12 3Q12 4Q12

2012 FY RESULTS
Revenue of €277.1 million
• Up 13% Y/Y
Recurring Revenues €259.2 million
• 94% of Total
• Up 14% Y/Y
Adjusted EBITDA of €115.0 million
• Up 18% Y/Y
Adjusted EBITDA margin 41.5%
• Up 150 bp Y/Y
Net profit of €31.6 million
• Up 24% Y/Y
(
2)
€ millions
(except per share amounts)
FY 2011 FY 2012
2012
vs.
2011
Recurring revenue €228.3m €259.2m 14%
Non-recurring revenue 16.0 17.9 12%
Revenue
244.3
277.1
13%
Gross profit
142.5
164.0
15%
Gross margin % 58.3% 59.2% +90bps
Adjusted EBITDA
(1)
97.6 115.0 18%
Adjusted EBITDA Margin % 40.0% 41.5% +150bps
Operating profit 58.1 65.2 12%
Profit before tax
35.3
47.4
34%
Income tax (expense)
(9.7)
(15.8)
62%
Net profit 25.6 31.6 24%
EPS (diluted) €0.39 €0.46 19%
(1) Adjustments to EBITDA include share-based payments, increase/(decrease) in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases and unused data center sites and net insurance compensation benefit. Refer to appendix for reconciliation.
(2) Net profit was impacted by certain one time items. See Appendix for detail.

Adj EBITDA Margin Expands by 660 basis points

interxion

15%
13%
12%
11% 11%
20%
19%
18%
17%
17%
13%
16%
14%
14%
15%
18%
16%
18%
17%
15%
2008 2009 2010 2011 2012
OPERATING LEVERAGE DELIVERING
PROFITABLE GROWTH
Adjusted
EBITDA margin
Other
Energy
Personnel
Property

Operating Expenses as a % of Revenue Continue to Decline
35% 37% 38%
42%
40%

DEMAND DRIVEN CAPITAL EXPENDITURES
Capital Expenditures, including Intangible Assets

Capital Expenditures Invested to Support Growth
By Geography
By Nature
€ 145.1
€ 29.0
€ 4.2
Big 4 ROE Corporate
€ 92.3
€ 101.1 € 100.4
€ 162.0
€ 178.3
2008 2009 2010 2011 2012
€ 161.5
€ 10.5
€ 6.3m
Expansion/Upgrade Maintenance & Other Intangibles
€ millions
€ millions

STRONG BALANCE SHEET
Senior Secured Notes callable in Feb
2014
Borrowings increased due to AMS 6
mortgage and PAR 7 capital lease
Significant covenant headroom
€60 million RCF remains undrawn
Significant tax shield
€ millions 31-Dec-12 31-Dec-11
Cash & Cash Equivalents €68.7m €142.7m
Total Borrowings
(1)
286.8 257.4
Shareholders Equity 375.6 330.6
Total Capitalisation 662.4 588.0
Total Debt / Total
Capitalisation 43.3% 43.8%
Gross Leverage Ratio
(2)
2.5x 2.7x
Net Leverage Ratio
(3)
1.9x 1.2x
(1) Total Borrowings = 9.5% Senior Secured  Notes due 2017, including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgage loans+ Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
(2) Gross Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Mortgage loans + Financial Leases + Other Borrowings) / Last Twelve Months Adjusted EBITDA.
(3) Net Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Mortgage loans + Financial Leases + Other Borrowings – Cash & Equivalents) / Last Twelve
Months Adjusted EBITDA.

Strong Capital Structure with Decreasing Cost of Capital

Strong Cash Returns

(1) Cash Generated from Operations defined as cash flow from operations before cash interest and cash taxes.
(2) CAGR calculated as 2012 vs. 2008.
(3) Cash Return on Gross Invested Capital (Cash ROGIC) defined as {Adjusted EBITDA less maintenance and administrative capex in the year} divided by { Average of opening and closing [ gross PP&E plus gross intangible assets plus gross goodwill ] }. See Appendix for detailed calculation.
17% 13% 15% 15% 13%
Cash Generation from Operations
(1)
(€ Millions)
Cash ROGIC
(3)
€39.5m
€58.6m
€85.3m
€90.0m
€111.7m
2008 2009 2010 2011 2012
•
Significant organic operating cash flow
growth 2008 to 2012
– Revenue doubled
– Strong operating leverage
– Stable utilisation rates
– ~3x Cash generation
•
Consistent returns on investment
– Disciplined, demand driven capital
deployment
– Mid teens Cash Returns on Gross
Invested Capital

BUSINESS COMMENTARY, OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer 18

GUIDANCE FOR 2013 19 Range (in millions) Revenue €307 - 322 Adjusted EBITDA €130 - 140 Capital Expenditures €130 - 150

Amsterdam • Brussels • Copenhagen • Dublin • Düsseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich THANK YOU www.interxion.com

APPENDIX 21

EUR millions (except as noted)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Recurring revenue	44.7	47.2	49.6	51.4	54.1	56.2	58.2	59.7	62.3	62.9	65.1	69.0
Non-Recurring revenue	3.1	3.2	5.0	4.1	3.8	3.8	3.8	4.7	3.5	5.1	5.3	3.9
Total Revenue	**47.8**	**50.4**	**54.6**	**55.6**	**57.9**	**60.0**	**62.0**	**64.4**	**65.8**	**68.0**	**70.4**	**72.9**
Gross profit	26.0	28.2	30.7	32.3	33.1	34.5	36.0	38.9	39.3	39.8	41.0	43.9
Gross Margin (%)	54.5%	56.0%	56.2%	58.1%	57.2%	57.5%	58.1%	60.4%	59.7%	58.5%	58.3%	60.3%
Adjusted EBITDA	**17.4**	**19.6**	**20.8**	**21.4**	**22.2**	**23.3**	**25.0**	**27.1**	**27.3**	**27.8**	**28.7**	**31.2**
Adjusted EBITDA Margin (%)	36.5%	38.8%	38.1%	38.5%	38.4%	38.9%	40.3%	42.1%	41.5%	40.8%	40.8%	42.8%
Net income	(4.7)	4.0	5.9	9.5	2.8	5.2	6.9	10.6	8.7	8.7	8.6	5.6
CapEx paid (incl. intangibles)	**(29.0)**	**(25.1)**	**(26.6)**	**(19.7)**	**(19.5)**	**(19.0)**	**(54.9)**	**(68.5)**	**(61.1)**	**(42.6)**	**(46.5)**	**(28.2)**
Cash Generated from Operations	24.1	14.8	19.4	27.0	20.7	23.0	23.8	22.6	25.4	29.4	24.1	32.9
Operating Metrics												
Equipped Space (sqm)	55,800	55,800	59,600	61,000	61,000	61,500	62,200	62,800	64,800	65,300	69,600	74,000
Revenue Generating Space (sqm)	40,100	40,500	42,400	43,700	44,600	45,300	46,100	47,100	47,500	48,600	51,200	56,200
Utilisation (%)	72%	73%	71%	72%	73%	74%	74%	75%	73%	74%	74%	76%

interxion

HISTORICAL RESULTS 22

Net Profit Analysis
(1) Intangible assets include the gross costs of software, power grid rights and could also include goodwill allocated to customer contracts and similar intangibles 23
4Q12 Net Profit Analysis
4Q12 3Q12 4Q11
y/y q/q
FY2012 Net Profit Analysis
FY12 FY11
y/y
€m €m €m €m €m
Net Profit - as reported 5.6 8.6 10.6 -47% -34% Net Profit - as reported 31.6 25.6 24%
Add back Add back
+ NL Crisis Wage Tax 1.9 - - + NL Crisis Wage Tax 1.9 -
+ IPO transaction costs - - - + IPO transaction costs - 1.7
+ Adjustments to onerous lease 0.8 - - + Adjustments to onerous lease 0.8 -
2.7 - - 2.6 1.7
Reverse Reverse
- Deferred tax asset recognition - - (2.7) - Deferred tax asset recognition - (2.7)
- Reversal of Asset Impairements - - (0.8) - Reversal of Asset Impairements - (0.8)
- Interest Capitalised (1.3) (2.7) (1.5) - Interest Capitalised (9.2) (2.7)
(1.3) (2.7) (5.0) (9.2) (6.2)
Tax effect of above add backs & reversals (0.4) 0.7 0.6 Tax effect of above add backs & reversals 1.6 0.9
Adjusted Net Profit 6.7 6.5 6.1 10% 3% Adjusted Net Profit 26.8 21.9 22%
Reported Basic EPS: (€) 0.08 0.13 0.16 -50% -38% Reported Basic EPS: (€) 0.47 0.40 18%
Reported Diluted EPS: (€) 0.08 0.12 0.16 -48% -34% Reported Diluted EPS: (€) 0.46 0.39 19%
Adjusted Basic EPS: (€) 0.10 0.10 0.09 11% 0% Adjusted Basic EPS: (€) 0.40 0.34 16%
Adjusted Diluted EPS: (€) 0.10 0.10 0.09 11% 0% Adjusted Diluted EPS: (€) 0.39 0.33 18%

Cash ROGIC (1) Calculation

(1) Cash Return on Gross Invested Capital (Cash ROGIC) defined as {Adjusted EBITDA less maintenance and administrative capex in the year} divided by { Average of opening and closing [ gross
PP&E plus gross intangible assets plus gross goodwill ] }.
(2) Intangible assets include the gross costs of software, power grid rights and could also include customer contracts and similar intangibles arising on mergers or acquisitions
Cash Return on Gross Invested Capital  (€m)
FY2008 FY2009 FY2010 FY2011 FY2012
GROSS PPE at end of year 317.1 407.0 506.6 671.6 856.3
GROSS Intangible Assets
(2)
at end of year 3.2 4.6 7.8 15.5 23.1
GROSS Goodwill at end of year - - - - -
GROSS Invested Capital at end of year 320.3 411.6 514.3 687.0 879.4
GROSS Invested Capital at beginning of year 211.9 320.3 411.6 514.3 687.0
Average GROSS Invested Capital in the year 266.1 365.9 463.0 600.7 783.2
Adjusted EBITDA 48.3 62.7 79.2 97.6 115.0
Less Maintenance and Admin Capex (3.4) (14.8) (7.7) (8.9) (10.5)
44.8 48.0 71.5 88.8 104.5
Cash Return on Gross Invested Capital 17% 13% 15% 15% 13%

NON-IFRS RECONCILIATIONS

Reconciliation to Adjusted EBITDA
Consolidated Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012
Operating profit 6.4 8.0 8.9 8.9 9.1 9.8 5.5 7.5 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8
Depreciation, amortization and impairments 3.6 3.4 3.6 4.4 4.6 5.0 5.6 6.8 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1
EBITDA 10.0 11.4 12.6 13.3 13.8 14.8 11.1 14.3 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8
Share-based payments 0.4 0.4 0.4 0.5 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6
Increase/(decrease) in provision for onerous lease contracts 0.1 0.2 0.1 1.2 0.5 0.9 0.0 2.4 0.1 0.1 0.1 (0.1) 0.0 - - - - - - 0.8
IPO transaction costs - - - - - - - - - - - - 1.7 - - - - - - -
Abandoned transaction costs - - - - - - 4.8 - - - - - - - - - - - - -
Income from sub-leases on unused data center sites (0.1) (0.1) (0.1) (0.2) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Net insurance compensation benefit - - - (1.8) (0.3) - - - - - - - - - - - - - -
Adjusted EBITDA 10.3 11.9 12.9 13.1 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2
Reconciliation in EUR millions

NON-IFRS RECONCILIATIONS

Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012
France, Germany, Netherlands, and UK
Operating profit 8.2 10.2 10.0 10.8 11.7 12.3 13.4 16.3 16.2 16.0 15.8 15.3
Depreciation, amortization and impairments 4.5 4.5 4.7 5.0 5.1 5.8 5.1 5.3 5.3 5.8 6.5 8.1
EBITDA 12.7 14.7 14.7 15.8 16.8 18.0 18.5 21.6 21.5 21.8 22.3 23.4
Share-based payments - - - 0.4 0.1 0.1 0.1 0.1 0.2 0.2 0.2 0.2
Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 - - - - - - 0.8
Income from sub-leases on unused data center sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 12.7 14.7 14.7 15.9 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3
Rest of Europe
7.4 7.0 8.7 8.7 9.0 8.8 9.7 10.5 9.7 9.5 9.8 10.0
Depreciation, amortization and impairments 2.4 2.6 2.8 3.1 3.0 3.3 3.4 2.7 3.6 3.9 3.9 4.3
EBITDA 9.8 9.6 11.5 11.9 12.0 12.1 13.1 13.1 13.3 13.4 13.7 14.3
Share-based payments - - - 0.2 0.1 0.0 0.1 0.1 0.1 0.1 0.1 0.1
Adjusted EBITDA 9.8 9.6 11.5 12.1 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4
Corporate and Other
Operating profit/(loss) (5.6) (5.6) (6.1) (7.1) (8.9) (7.6) (7.8) (9.2) (8.8) (8.8) (9.0) (10.6)
Depreciation, amortization and impairments 0.3 0.4 0.3 0.5 0.4 0.5 0.6 0.4 0.7 0.6 0.6 0.7
EBITDA (5.3) (5.2) (5.8) (6.6) (8.6) (7.0) (7.2) (8.8) (8.1) (8.2) (8.4) (9.8)
Share-based payments 0.3 0.4 0.4 (0.0) 0.2 0.2 0.6 1.1 0.5 0.6 0.9 2.3
IPO transaction costs - - - - 1.7 - - - - - - -
Adjusted EBITDA (5.0) (4.8) (5.4) (6.7) (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5)
Reconciliation in EUR millions
Operating profit